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                                                          File No. 70-9187

               SECURITIES AND EXCHANGE COMMISSION

                    Washington, D.C.  20549

                        AMENDMENT NO. 2

                                TO

                   APPLICATION OR DECLARATION

                          ON FORM U-1

                             UNDER

         THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935


                   Allegheny Energy, Inc.
                    10435 Downsville Pike
                    Hagerstown, MD 21740




(Name of company or companies filing this statement and addresses of principal executive offices)


                   Allegheny Energy, Inc.



(Name of top registered holding company parent of each applicant or declarant)

                         Thomas K. Henderson, Esq.
                         Vice President
                         Allegheny Energy, Inc.
                         10435 Downsville Pike
                         Hagerstown, MD 21740



(Name and address of agent for service)


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1.   Applicant  hereby  amends Item No.  1.  Description  of

     Proposed Transaction by adding the following to the end

     thereof:



Compliance with Rule 54


     Rule 54 provides that in determining whether to approve

certain  transactions  other  than  those  involving  exempt wholesale  generators ("EWGs") or foreign utility  companies

("FUCOs"),  as defined in the 1935 Act, the Commission  will not consider the effect of the capitalization of earnings of any  subsidiary which is an EWG or FUCO if Rule  53(a),  (b)

and  (c) are satisfied.  The requirements of Rule 53(a), (b)

and (c) are satisfied.



      Rule  53(a)(1): Allegheny Energy, Inc. has an indirect

subsidiary (AYP Energy, Inc.) that is an EWG.  As  of  March

31, 1998, Allegheny Energy, Inc. through its subsidiary, AYP

Capital,  Inc. had invested $12,243,891 in AYP Energy,  Inc.

This  investment represents less than 2% of the  average  of the consolidated retained earnings of Allegheny Energy, Inc.

reported on Form 10-K or Form 10-Q, as applicable,  for  the four consecutive quarters ended March 31, 1998.



      Rule  53(a)(2):  AYP Energy, Inc. will maintain  books

and  records  and  make  available  the  books  and  records required by Rule 53(a)(2).

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     Rule 53(a)(3):  No more than 2% of the employees of the

public utility subsidiaries of Allegheny Energy, Inc.  will,

at  any one time, directly or indirectly, render services to

AYP Energy, Inc.



      Rule  53(a)(4):  Allegheny Energy, Inc. will submit  a

copy  of Item 9 and Exhibits G and H of Form U5S to each  of the  public service commissions having jurisdiction over the retail rates of its public utility subsidiaries.



      Rule 53(b)(1) :  Neither Allegheny Energy, Inc nor any

subsidiary  of Allegheny Energy, Inc is the subject  of  any pending bankruptcy or similar proceeding.



       Rule   53(b)(2):  Allegheny  Energy,  Inc's   average

consolidated  retained earnings for  the  four  most  recent quarterly  periods ($1,048,342,000) represented an  increase

of   approximately  $52,869,000  (or  5%)  in  the   average

consolidated  retained  earnings  from  the  previous   four

quarterly periods ($995,473,000).



      Rule 53(b)(3):  For the twelve months ended March  31,

1998,  there were losses attributable to direct or  indirect investments  in  EWGs or FUCOs in the amount of  $12,368,271

(AYP Energy).



      Rule  53(c):  Rule 53(c) is inapplicable  because  the

requirements of Rule 53(a) and (b) have been satisfied.


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                           SIGNATURE



     Pursuant to the requirements of the Public Utility

Holding Company Act of 1935, the undersigned company has

duly caused this statement to be signed on its behalf by the undersigned thereunto duly authorized.



Dated:  May 20, 1998               ALLEGHENY ENERGY, INC.


                                   /s/ Carol G. Russ

                                   By:  Carol G. Russ
                                        Counsel


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